United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of October, 2012

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Juan Antonio Quiroga Garcia

___________________________
Juan Antonio Quiroga Garcia
Chief Corporate Officer
Date: October 23th, 2012

IR Contact Information: ir@GRUMA.com (52)(81) 8399-3349
Monterrey, N.L., Mexico, October 23, 2012	www.gruma.com

 GRUMA'S ANNOUNCEMENT

Monterrey, N.L., Mexico, October 23, 2012. GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB), informs that a communication addressed to the Chairman of the Board of Directors of GRUMA was received today, through which Agrupacion Aeroportuaria Internacional III, S.A. de C.V., and Corporativo PAFCH, S.A. de C.V., entities that according to such communication are controlled directly by Mr. Fernando Chico Pardo (jointly referred to as the ''Soliciting Parties'') required the approval to purchase the direct and indirect minority stake that Archer Daniels Midland Company (''ADM'') owns in GRUMA. According to said communication, the Soliciting Parties intend to purchase from ADM 23.16% of the issued shares of GRUMA (23.22% of the outstanding shares of GRUMA).

Additionally, the Soliciting Parties expressed that they have an interest to purchase from ADM an indirect stake of: (i) 3% of both subsidiaries of GRUMA in Venezuela, MONACA and DEMASECA; (ii) 40% of Molinera de Mexico, wheat flour business in Mexico; and (iii) 20% of Azteca Milling, corn flour business in the United States.

In view of the foregoing, the Board of Directors of GRUMA will evaluate the request for authorization of the Soliciting Parties and its merits, subject to the terms contained in the bylaws of GRUMA, the applicable legal regulations and the rights of first refusal that the controlling shareholders of GRUMA are entitled to over such shares.

Subject to the development of the aforementioned transaction, GRUMA will provide additional information in due course.

About GRUMA
GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to 105 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 21,000 employees and 100 plants. In 2011, GRUMA had net sales of US$4.1 billion, of which 66% came from non-Mexican operations.